August 20, 2018

Christine Dietz
Assistant Chief Accountant
Division of Corporation Finance
Office of Information Technologies and Services
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:     Pitney Bowes Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the fiscal quarter ended March 31, 2018
Filed May 4, 2018
File No. 001-03579

Dear Ms. Dietz:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated August 6, 2018, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 and filed on February 22, 2018 and Form 10-Q for the fiscal quarter ended March 31, 2018 and filed on May 4, 2018. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the fiscal year ended December 31, 2017

Notes to Consolidated Financial Statements
Note 13. Income Taxes, page 79

1.
We note that the line item “other impact of foreign operations” in your effective tax rate reconciliation has grown significantly. To the extent any of the items in this amount exceed the 5% disclosure threshold in Rule 4-08(h)(2) of Regulation S-X, please revise to disclose these amounts separately.

Response: The Company considered the requirement in Rule 4-08(h)(2) of Regulation S-X when preparing its effective tax rate reconciliation and viewed the line item “other impact of foreign operations” as a group of tax items related to its foreign operations. In addition, the Company provided qualitative disclosure of the components included in its “other impact of foreign operations” line.

The components of the “other impact of foreign operations” line in the effective tax rate reconciliation in the Company’s Form 10-K for the fiscal year ended December 31, 2017 are as follows:

Income of foreign affiliates taxed at rates other than the 35% U.S. statutory rate	$(16.4)
The accrual or release of tax uncertainty amounts related to foreign operations	(17.9)
Other (no individual item exceeds the 5% threshold)	2.7
$(31.6)
In response to the staff’s comments, the Company will expand its disclosure to provide quantitative, as well as qualitative disclosures, in future filings, of items that exceed the 5% disclosure threshold defined in Rule 4-08(h)(2).

Form 10-Q for the fiscal quarter ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue from Contract with Customers, page 8

2.
You indicate that the selling price of your software licenses is highly variable and therefore you estimate the standalone selling price using the residual method. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

Response: The Company provides the following supplemental information regarding the variability in the selling price of its software license products to support its conclusion on the use of the residual method in estimating the standalone selling price of its software licenses.

Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate standalone selling price by referencing the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract.

The Company reviewed its pricing practices and noted that other than software license fees, the standalone selling prices for the remaining performance obligations (i.e. data, maintenance and professional fees) have observable selling prices. The Company does not sell software licenses on a standalone basis.

The Company considered the other methods included in ASC 606-10-32-34 (i.e., adjusted market assessment approach and cost-plus margin approach) to estimate standalone selling price and determined that these alternative methods would be difficult to apply given insufficient data about the market factors necessary to estimate standalone selling prices, such as competitor pricing information for similar software licenses, or the total cost of fulfillment for individual software licenses.

The Company has a historical practice of selling its software licenses at a broad range of prices which can depend on (1) customer classification (customer type, customer size, geographic locations or industries); (2) the configuration (processing power, number of allowable users, etc.); or (3) term of the license (perpetual or defined term).

The Company analyzed all transactions for five of its highest volume software licenses, which is representative of its pricing practices. License configurations differed in over 75% of these contracts; making it difficult to find comparable configurations within a license category. Pricing can vary from large discounts to multiples of list price based on the facts and circumstances of the arrangement. There is no discernible pattern for a particular software license product. In addition, there was not a significant number of transactions that fell within a smaller portion of this range of selling prices. Less than 15% of these transactions were within +/- 20% of the Company’s stated list price. Refer to Appendix A for data supporting this analysis.

As a result, the Company concluded that the residual approach was the most appropriate method given the high variability of selling prices and that a representative standalone selling price is not discernible from past transactions or other observable evidence.

3.
Please describe for us the nature of the products and services bundled in your right to access license arrangements. Tell us why these licenses are a right to access and provide us with your analysis of the factors considered in determining that the software licenses, data licenses and data updates are highly interdependent and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(c).

Response: The Company provides the following supplemental information related to the nature of the products and services bundled as "right to access" arrangements and the factors considered in determining that these licenses should be accounted for as a single performance obligation.

The Company advises the staff that it uses the term “right to access” to convey ratable revenue recognition and not as a description of the nature of its intellectual property as being symbolic.

Additionally, the Company notes that revenue generated by software licenses included in its “right to access” license arrangements was less than $5 million for the fiscal periods ended December 31, 2017 and June 30, 2018. As such, revenue related to these software licenses, as well as the difference between point in time and ratable revenue recognition, is not material to the consolidated financial statements. The Company does not expect a significant change in this activity going forward.

The Company further advises the staff that it disclosed significant changes to accounting policies in its 2017 Annual Report due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (ASC 606). This determination was made based on the nature of the change in the Company’s accounting policies as opposed to a materiality assessment related to the change.

In consideration of the staff’s comment, the Company will remove any disclosure related to its “right to access” license arrangements in future filings.

4.	Please tell us and revise to disclose the typical contract terms, or performance periods, for each of your material service revenue streams.

Response: The Company provides the following information regarding its typical contract terms, or performance periods, for each of its material service revenue streams.

The Company acknowledges the staff’s comment and will expand its existing disclosures in future filings, beginning with its Form 10-Q for the fiscal quarter ended September 30, 2018 as follows:

Support Services Revenue
Our performance obligations include providing maintenance and professional services for our North America and International mailing equipment. Contract terms range from one year to five years, depending on the term of the lease contract for the related equipment. Maintenance revenue is recognized ratably over the contract period and revenue for professional services is recognized when services are provided.

Business Services Revenue
Our performance obligations primarily include mail processing services and ecommerce solutions. Revenue is recognized over time as the services are provided. The contract terms for these services vary, with the initial contracts in the range of one to five years followed by annual renewal periods.

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
We trust the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Julie Solomon at (203) 351-6779.

/s/ Stanley J. Sutula III
Stanley J. Sutula III
Executive Vice President and Chief Financial Officer

Copies:
Brian Lane - Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Julie Solomon

Appendix A

Selling price to list price %	License #1	License #2	License #3	License #4	License #5	Total	% of Total Contracts

0-20	18	3	10	2	2	35	22%
21-40	14	4	5	4	2	29	18%
41-60	10	1	3	1	3	18	11%
61-80	4	—	2	—	4	10	6%
81-100	6	3	1	—	3	13	8%
101-120	2	2	—	—	1	5	3%
120+	6	2	5	—	3	16	10%
Other (primarily custom configurations)	11	—	—	10	15	36	22%

Total	71	15	26	17	33	162	100%

# Configurations	59	11	13	15	30	128
Configurations as % of total sales	83%	73%	50%	88%	91%	79%

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